                                                                                                                                          Filed by Ashland Inc.
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company
Hercules Incorporated
Commission File Number 1-00496

Questions & Answers for Employees
We know Ashland employees have many questions about the proposed acquisition of Hercules. Here are responses to some of the most common questions. This document will also be posted to FirstHand. As more information becomes available, we will share it.

1.	Why are we acquiring Hercules?

The acquisition of Hercules fulfills our objective to create a leading specialty chemicals company. Specifically, combining Ashland and Hercules:
▪	creates a major, global specialty chemicals company;
▪	significantly enhances focus and expands scale in three specialty chemical businesses with strong market positions and promising global growth potential;
▪	boosts Ashland’s revenues outside North America from $2.3 billion to approximately $3.5 billion; and
▪	creates leadership position in renewable/sustainable chemistries, with approximately one third of estimated pro forma EBITDA coming from bio-based chemistries.

All these benefits drive stronger, more profitable and less cyclical earnings.

2.	Can you describe the two divisions of Hercules – Aqualon and Paper Technologies and Ventures?

Hercules’ Aqualon business is one of the most recognized and admired specialty chemical brands in the world and brings Ashland a significant position in specialty additives and ingredients, or materials that impart specific and controllable properties or behavior such as coloring, thickening and flavor-enhancing. They are used in industry to make everything from adhesives and paints to building materials and even foods, pharmaceuticals and personal care products.

Nearly all of Aqualon’s additive products are water soluble polymers based on renewable materials, enabling us to derive approximately one third of pro forma EBITDA from bio-based or renewable chemistries. In addition, Hercules’ paper business aligns well with Ashland’s water business. In fact, Hercules’ market-leading position in paper bolsters Ashland’s participation in one of the world’s largest industrial water treatment markets.

3.	Are we going to preserve Hercules’ valuable brands?

Absolutely. Hercules’ brands are key assets of the business. They are among the strongest and best-known brands in their respective markets, and it is our intention to maintain and build upon this brand equity.

4.	What should we tell our customers?

It’s business as usual for customers. A customer letter has also been prepared and is being distributed by our sellers globally.

5.	What about the work underway specific to improving ROS overall? Will those plans change?

This transaction will actually accelerate the need to complete those projects. We need to achieve two things to become a successful specialty chemicals company. First, we need to achieve a minimum of 8% ROS for everyone except Distribution. Second, we must improve our cash generation. These are two things we need to accomplish this year.

6.	What are the plans to integrate the two companies?

Integration of the companies is important to enable us to leverage both companies’ expertise and to achieve economies of scale and other synergies. As for the specific structures of our lines of business going forward, we do intend for our paper and water technologies businesses to be operated as a single business entity. Regarding the other businesses, it’s too early to comment on how they might be combined. The integration team will be responsible for determining the best opportunities for further integration of the two companies.

7.	Can you describe how Ashland Distribution or Valvoline will complement the specialty chemicals core?

Our Ashland Distribution and Valvoline businesses provide complementary capabilities and share similar markets with our specialty chemical businesses. Ashland Distribution provides important channels to various end markets and logistics efficiencies that enable more cost-effective operations globally. Valvoline provides well-developed marketing capabilities in consumer markets and innovative processes to develop better products and solutions for our customers. As such, they are valued, complementary adjacencies to our new specialty chemicals core businesses.

8.	Are we going to combine the management teams of the two companies? Should we expect headcount reduction where there is overlap?

We are pleased that the presidents of Aqualon (John Panichella) and Hercules Paper (Paul Raymond) will remain with the businesses and join Ashland’s senior management team. Our intent is to integrate Ashland’s Water Technologies business with Hercules’ Paper Technologies and Ventures business, creating one global, $2 billion paper and water technologies business, led by Paul Raymond. As our integration team looks at all the businesses of the two companies, it would be natural to explore other synergy opportunities where consolidating and integrating may make sense.

9.	Will any of our facilities be impacted?

The integration team will be responsible for determining the best opportunities for the integration of these two companies.

10.	Will there be changes to our benefits, 401K, pension or compensation?

There are no changes to our current Total Rewards program as a result of the transaction, including pay, benefits, incentives, etc. Part of the integration team’s work will be to decide whether any changes will be required to the Total Rewards structure for the combined company. Any changes will be communicated in as timely a manner as possible.

11.	Will Hercules be moving their headquarters to Covington?

Covington will remain the headquarters for the combined company. We do, however, expect to maintain a significant presence in Wilmington, Del.

12.	Are we changing the name of Ashland?

No.

13.	When will the transaction close?

We expect the transaction will close by the end of calendar 2008.

14.	How will I find out more information?

We will post new information and updates on FirstHand, within the middle “Ashland News” section, as well as include all acquisition-related information under a new tab on “The Bulletin Board” section of the site.

15.	What are the rules between now and the transaction’s closing? Should I do/not do anything?

It's business as usual for employees.  However, the general rule is that Ashland and Hercules remain independent businesses and must treat one another as competitors until the closing date.  There can be no discussions, agreements, understandings, or exchanges of information that would eliminate or reduce competition between Ashland and Hercules before the deal is completed.

For more information, or assistance on particular issues, contact Frank Jumelet at 614-790-5242, Mark Stach at 614-790-6422, Diana McCune at 614-790-3787, Matthew McWhorter at 614-790-3398 or Tom Davis at 614-790-3814. The Antitrust Guidelines are also posted on FirstHand and can be downloaded for your reference. It is also available through the Law department.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland’s and Hercules’ current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland’s and Hercules’ control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company’s periodic filings made with the Securities and Exchange Commission, including Ashland’s Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland’s Form 10-Q for the quarter ended March 31, 2008, Hercules’ Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules’ Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.

Additional Information
In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.